

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 29, 2013

Via E-mail
Richard Rice
Senior Vice President, General Counsel
and Corporate Secretary
PetroLogistics LP
600 Travis Street, Suite 3250
Houston, Texas 77002

> **Re: PetroLogistics LP**
> **Amendment No. 1 to Registration Statement on Form S-3**
> **Filed August 20, 2013**
> **File No. 333-190106**

Dear Mr. Rice:

We have reviewed your response letter and the above-referenced filing, and have the following comments.

General

1. We note that the cover page of the prospectus suggests that PetroLogistics Finance Corp. may independently issue debt securities while your disclosure on page 35 suggests that PetroLogistics Finance Corp. will only co-issue debt securities. Please advise and reconcile your disclosure accordingly.

2. Please explain the basis on which PetroLogistics Finance Corp. and PL Propylene LLC are conducting the offering on Form S-3. If you are relying on Instruction I.C.3 or I.C.4 of Form S-3, please explain how you meet the requirements set forth in those instructions.

3. We note your response to comment one of our letter dated August 8, 2013 and that you believe you are not required to file separate financial statements pursuant to Rule 3-10(d) of Regulation S-X. However, your analysis only addresses securities co-issued by PetroLogistics LP and PetroLogistics Finance Corp. Please provide us with additional analysis addressing your compliance with Rule 3-10 for the other securities that may be issued by PetroLogistics Finance Corp. and PL Propylene LLC, including debt securities issued independently by PetroLogistics Finance Corp., as applicable. Please also confirm that PetroLogistics LP has no independent assets or operations, as is required by Note 5 to Rule 3-10(d).

4. We note that you propose to include certain narrative information specified in Rule 3-10 in your consolidated financial statements filed with your annual report on Form 10-K for the

year ended December 31, 2013. Please note that at the time of effectiveness your registration statement must comply with the financial statement requirements set forth in Rule 3-10 of Regulation S-X. We further note that the proposed narrative disclosure does not appear to include all of the disclosure required by Rule 3-10. Please revise your filing accordingly.

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Asia Timmons-Pierce, Staff Attorney, at 202-551-3754 or Erin Jaskot, Staff Attorney, at 202-551-3442 with any other questions.

Sincerely,

/s/ Erin K. Jaskot, *for*

Pamela A. Long
Assistant Director

cc: John Johnston, Via E-Mail
    Chris Mathiesen, Via E-Mail
    Jim Fox, Via E-Mail